Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of September 25, 2024, between MDxHealth SA, a limited liability company (naamloze vennootschap/société anonyme) organized under the laws of Belgium (the “Company”), and Genomic Health, Inc., a Delaware corporation (the “Purchaser”).

WHEREAS, reference is made to the capital increase within the framework of the authorized capital with issuance of new Ordinary Shares by the Company that was approved by the meeting of the board of directors of the Company held on September 24, 2024 in front of a notary public. The new Ordinary Shares were offered by means of a public offering to retail and institutional investors in the United States (the “Offering”). The Offering was launched on September 25, 2024. On September 25, 2024, the Company raised through the Offering an amount of $40,000,000 in gross proceeds through the issuance of 20,000,000 new Ordinary Shares to be issued at an issue price of $2.00 per new Ordinary Share. In the context of the Offering, the Purchaser placed a subscription order with the Underwriters and was allocated with 1,500,000 new Ordinary Shares to be subscribed for by the Purchaser on the Closing Date at the Per Share Purchase Price for the Subscription Amount (such 1,500,000 new Ordinary shares, the “Shares”). For the sake of completeness, the final allocation of new Ordinary Shares to be issued in the context of the Offering was made by the Company’s board of directors (upon the joint allocation proposal of the Underwriters) on the basis of customary objective and pre-identified criteria. The Purchaser did not benefit from any guaranteed allocation or other similar undertaking from the Company or the Underwriters.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except any Saturday, any Sunday, any day which is a legal holiday in Belgium and/or the United States or any day on which banking institutions in Brussels (Belgium) or the State of New York are authorized or required by law or other governmental action to remain closed.

“Closing Date” means the same date as the First Closing Date.

“Commission” means the United States Securities and Exchange Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“First Closing Date” has the meaning given to such term in the Underwriting Agreement.

“Material Adverse Effect” means any material adverse change or effect, or any development involving a prospective material adverse change or effect, in or affecting (i) the business, properties, general affairs, management, financial position, prospects, stockholders’ equity or results of operations of the Company, except as set forth or contemplated in the Pricing Prospectus, or (ii) the ability of the Company to perform its obligations under this Agreement or the Underwriting Agreement, including the issuance and sale of the Shares, or to consummate the transactions contemplated in the Pricing Prospectus and the Prospectus.

“Ordinary Shares” mean the ordinary shares of the Company, with no nominal value per share.

“Per Share Purchase Price” equals $2.00.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Prospectus” has the meaning given to such term in the Underwriting Agreement.

“Pricing Prospectus” has the meaning given to such term in the Underwriting Agreement.

“Registration Statement” has the meaning given to such term in the Underwriting Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Act” means the Securities Act of 1933, as amended.

“Subscription Amount” means, as to the Purchaser, the aggregate amount to be paid for Shares purchased hereunder as specified on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.

“Trading Day” means (i) a day on which the principal Trading Market is open for trading or (ii) if the Ordinary Shares are not quoted on any Trading Market, a day on which the Ordinary Shares are quoted in the over-the-counter market as reported in the “pink sheets” by OTC Markets Group Inc. (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Ordinary Shares are not listed or quoted as set forth in (i) or (ii) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means the Nasdaq Capital Market.

“Transfer Agent” means Computershare Trust Company, N.A., the Company’s transfer agent for the Ordinary Shares.

“Underwriter” means each of TD Securities (USA) LLC and William Blair & Company, L.L.C.

“Underwriting Agreement” means that certain underwriting agreement by and between the Company and the Underwriters, being executed concurrently herewith.

ARTICLE II.

PURCHASE AND SALE

2.1 Closing.

(a) Upon the satisfaction or waiver of the conditions set forth in Sections 2.1, 2.2, and 2.3, the closing of the purchase and sale of the Shares (the “Closing”) shall take place on the Closing Date.

(b) The Purchaser shall pay the Subscription Amount, as set forth on the Purchaser’s signature page hereto, in immediately available funds to a blocked account designated by the Company (the “Blocked Account”). Such payment shall be initiated by the Purchaser by urgent / “same-day” “SWIFT” wire not later than 4:00 p.m., New York City time, on the Business Day immediately preceding the Closing Date. Subject to reception of the Subscription Amount on the Blocked Account, the effective realization of the Company’s capital increase and the issuance of the Shares will be acknowledged and recorded in a notarial deed in accordance with the Belgian Companies and Associations Code on the Closing Date, and the Purchaser shall subscribe on the Closing Date for the number of Shares set forth on the Purchaser’s signature page hereto. In order to proceed with the issuance by the Company of, and subscription by the Purchaser for, the numbers of Shares set forth on the Purchaser’s signature page hereto, no later than one Business Day prior to the Closing Date, the Purchaser will deliver to the Company a fully completed and duly executed subscription form, substantially in the form attached hereto as Schedule A (such completed and executed subscription form, the “Subscription Form”).

(c) On the Closing Date, subject to the issuance of the Shares and the payment of the Subscription Amount thereof, and subject to the deliverables in Section 2.2(b), the Company will deliver the duly executed irrevocable transfer instructions referred to in Section 2.2(a)(ii) to the Transfer Agent. instructions). In the event that the conditions set forth in Section 2.1, 2.2 and 2.3 are not met or waived or this Agreement is terminated pursuant to Section 4.1, the Company shall refund all proceeds wired to the Blocked Account as soon as reasonably possible.

2.2 Deliveries.

(a) The Company shall deliver or cause to be delivered to the Purchaser the following:

(i) no later than one Business Day prior to the Closing Date, the Company’s wire instructions to the Blocked Account for payment of the Subscription Amount;

(ii) on or prior to the Closing Date, a copy of the irrevocable transfer instructions to the Transfer Agent instructing the Transfer Agent to deliver on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”) Shares equal to the Purchaser’s Subscription Amount divided by the Per Share Purchase Price, registered in the name of the Purchaser; and

(iii) on or prior to the Closing Date, the Prospectus and Pricing Prospectus (which may be delivered in accordance with Rule 172 under the Securities Act).

(b) The Purchaser shall deliver or cause to be delivered to the Company the following:

(i) no later than one Business Day prior to the Closing Date, the Purchaser’s DWAC delivery instructions;

(ii) no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the Closing Date, the Subscription Amount as set forth on the Purchaser’s signature page hereto, in United States dollars and in immediately available funds, by urgent / “same-day” “SWIFT” wire transfer to the Blocked Account; and

(iii) no later than one Business Day prior to the Closing Date, the fully completed and duly executed Subscription Form.

(c) Notwithstanding, Section 2.2(a)(ii) and Section 2.2(b)(i) above, the Purchaser may elect to have the Shares issued and delivered directly in registered form in the name of the Purchaser by delivering to the Company no later than one Business Day prior to the Closing Date (i) written notice of such request and (ii) such other information and documentation as requested by the Transfer Agent to process the issuance of the Shares to Purchaser. As promptly as practicable following the Closing Date, the Company shall deliver to the Purchaser a book-entry statement from the Transfer Agent evidencing the Shares, which shall be free of any restrictive legends.

2.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i) all obligations, covenants and agreements of the Purchaser required to be performed at or prior to the Closing Date shall have been performed;

(ii) the delivery by the Purchaser of the items set forth in Section 2.2(b) of this Agreement; and

(iii) the closing of the transactions contemplated by the Underwriting Agreement, as contemplated by Section 3 thereunder.

(b) The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(ii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iii) the closing of the transactions contemplated by the Underwriting Agreement, as contemplated by Section 3 thereunder;

(iv) no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby;

(v) except for the consents, approvals, resolutions, registrations and waivers necessary for the issuance of the Shares to the Purchaser, the Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary for the consummation of the other transactions contemplated by this Agreement, all of which shall be in full force and effect;

(vi) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(vii) no stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Ordinary Shares.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. The Company hereby makes the following representations and warranties the Purchaser:

(a) Organization and Qualification. The Company is an entity duly incorporated or otherwise organized, validly existing and in Good Standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation or default of any of the provisions of its articles of association or other organizational or charter documents. The Company is duly qualified to conduct business and is in Good Standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in Good Standing, as the case may be, would not have or reasonably be expected to result in a Material Adverse Effect. For the purposes of this paragraph, “Good Standing” means that the Company has filed all documents required under applicable law in its jurisdiction of incorporation.

(b) Agreement. This Agreement has been duly authorized and executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application relating to or affecting enforcement of creditors’ rights generally, and (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) Issuance of the Shares; Registration. The Shares are duly authorized and, when issued, delivered and paid for in accordance with this Agreement, will have been duly and validly issued, fully paid and nonassessable (meaning that a holder of the Shares will not by reason of merely being such a holder, be subject to assessment or calls by the Company or its creditors for further payment on such Shares upon voting or transfer or any other claim of any third party), free and clear of all liens imposed by the Company. The Company has prepared and filed the Registration Statement in conformity with the requirements of the Securities Act, including the Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement. The Company was at the time of the filing of the Registration Statement eligible to use Form F-3. The Company is eligible to use Form F-3 under the Securities Act and it meets the transaction requirements as set forth in General Instruction I.B.1 of Form F-3. The Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the Commission.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. The Purchaser is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation with full corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Understandings or Arrangements. The Purchaser is acquiring the Shares as principal for its own account. The Purchaser represents that it is making this investment based on the results of its own due diligence investigation of the Company, and has not relied on any information or advice furnished by or on behalf of the Underwriters in connection with the transactions contemplated hereby. The Purchaser acknowledges that the Underwriters has not made, and will not make, any representations and warranties with respect to the Company or the transactions contemplated hereby, and the Purchaser will not rely on any statements made by or on behalf of the Underwriters, orally or in writing, to the contrary.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect the Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement.

ARTICLE IV.

MISCELLANEOUS

4.1 Termination. This Agreement may be terminated by the Purchaser by written notice to the Company, if the Closing has not been consummated on or before October 2, 2024; provided, however, that the delay in Closing is not due to the Purchaser’s failure to satisfy its closing conditions and no such termination will affect the right of either party to sue for any breach by the other party.

4.2 Fees and Expenses. Except as expressly set forth herein, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Shares to the Purchaser.

4.3 Entire Agreement. This Agreement and the Underwriting Agreement, together with the Prospectus and the Pricing Prospectus, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

4.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth on the signature pages attached hereto at or prior to 4:00 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email attachment at the facsimile number or email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 4:00 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications are on file with the Company.

4.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed by the Company and the Purchaser, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought.

4.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

4.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Purchaser may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company. The Company may not assign this Agreement without the prior written consent of the Purchaser.

4.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

4.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

4.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Shares.

4.11 Execution. This Agreement may be executed in counterparts, all of which are considered one and the same agreement and will become effective when counterparts have been signed by each party and delivered to the other parties. This Agreement may also be executed and delivered by facsimile signature, PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com).

4.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

4.13 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance hereunder. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained herein and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

4.14 Exculpation of the Underwriters. Each party hereto agrees for the express benefit of the Underwriters and their representatives that:

(a) Each Underwriter and its affiliates and representatives (i) has no duties or obligations other than those specifically set forth herein or in the Underwriting Agreement; (ii) shall not be liable for any improper payment made in accordance with the information provided by the Company; (iii) makes no representation or warranty, and has no responsibilities as to the validity, accuracy, value or genuineness of any information, certificates or documentation delivered by or on behalf of the Company pursuant to this Agreement or in connection with any of the transactions contemplated hereby; and (iv) shall not be liable (A) for any action taken, suffered or omitted by any of them in good faith and reasonably believed to be authorized or within the discretion or rights or powers conferred upon them by this Agreement, (B) for anything which any of them may do or refrain from doing in connection with this Agreement, except in each case for such person’s own gross negligence, willful misconduct or bad faith or (C) for any action heretofore or hereafter taken or omitted to be taken by the Purchaser in connection with the Purchaser’s purchase of the Shares.

(b) Each Underwriter and its affiliates and representatives shall be entitled to (i) rely on, and shall be protected in acting upon, any certificate, instrument, notice, letter or any other document or security delivered to any of them by or on behalf of the Company, and (ii) be indemnified by the Company pursuant to the indemnification provisions set forth in the Underwriting Agreement.  For the avoidance of doubt, the Underwriters are not acting as placement agents pursuant to this Agreement.

4.15 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

4.16 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise this Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments hereto.

(Signature Pages Follow)

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed by its respective authorized signatory(ies) as of the date first indicated above.

MDXHEALTH SA

By:	/s/ Michael McGarrity
	Name:	Michael McGarrity
	Title:	Director, Chief Executive Officer and authorized representative

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be duly executed by its respective authorized signatory(ies) as of the date first indicated above.

GENOMIC HEALTH, INC.

By:	/s/ Kevin T. Conroy
	Name:	Kevin T. Conroy
	Title:	CEO

Subscription Amount: $3,000,000

Shares: 1,500,000

[Signature Page to Securities Purchase Agreement]